February 1, 2000



Americlean, Inc.
Suite 1650 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia
V6C 3L6



This letter will constitute an opinion upon the legality of the sale by Americlean, Inc., a Delaware corporation (the "Company"), and by certain selling shareholders of up to 2,240,000 shares of the Company's common stock, all as referred to in the Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Delaware, and a copy of the Registration Statement. In our opinion:

(1) The Company is authorized to issue the shares of common stock to be sold by the Company and such shares, when issued, will represent fully paid an non-assessable shares of the Company's common stock.

(2) The Company is authorized to issue the shares of common stock issuable upon the conversion of the Company's Series A Preferred Stock and/or the exercise of the warrants and options described in the Registration Statement, and such shares, when issued, will represent fully paid and non-assessable shares of the Company's common stock.

(3) The shares of the Company's common stock to be sold by the Selling Shareholders have been validly issued and represent fully paid and non-assessable shares of the Company's common stock.

Very truly yours,

HART & TRINEN, LLP

William T. Hart

Denver, Colorado
February 1, 2000